UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION,
                           WASHINGTON, D.C. 20549
                             __________________

                                 SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             __________________

                                 FUNCO, INC.
                          (Name of Subject Company)

                         B&N ACQUISITION CORPORATION
                            BARNES & NOBLE, INC.
                          (Names of Filing Persons)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

                                 360762-10-8
                        _____________________________
                    (CUSIP Number of Class of Securities)

                 Maureen O'Connell, Chief Financial Officer
                            Barnes & Noble, Inc.
                              122 Fifth Avenue
                             New York, NY 10011
                               (212) 633-3300
        (Name, Address and Telephone Number of Person Authorized to
      Receive Notices and Communications on behalf of filing persons)

                                  COPY TO:
                           Stuart A. Gordon, Esq.
              Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                             New York, NY 10104
                               (212) 541-2000

                                 May 5, 2000
                          CALCULATION OF FILING FEE


TRANSACTION VALUATION                                  AMOUNT OF FILING FEE

       $  N/A                                               $   N/A


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  N/A       Form or Registration No.:  N/A
     Filing party:            N/A       Date Filed:                N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE

CONTACTS:
Mary Ellen Keating
Senior Vice
President,         Maureen O'Connell  Maria Florez
Corporate          Chief Financial    Director, Investor
Communications     Officer            Relations           Stanley A. Bodine
Barnes & Noble,    Barnes & Noble,    Barnes & Noble,     President
Inc.               Inc.               Inc.                Funco, Inc.
(212) 633-3323     (212) 633-3338     (212) 633-4009      (612) 946-8883


               BARNES & NOBLE AND FUNCO JOINTLY ANNOUNCE THAT
                 BARNES & NOBLE HAS AGREED TO ACQUIRE FUNCO
              FOR $161.5 MILLION, BECOMING THE WORLD'S LARGEST
                   SPECIALTY RETAILER OF ELECTRONIC GAMES

            Babbage's Etc. and Funco Combined Have Approximately
                    1,000 U. S. Stores and Two Web Sites

NEW YORK, NY -- May 4, 2000 -- Barnes & Noble, Inc. (NYSE: BKS) and Funco, Inc. (NASDAQ: FNCO) today jointly announced a merger agreement under which Barnes & Noble will acquire Funco, a Minneapolis-based electronic games retailer, for approximately $161.5 million. Through its more than 400 FuncoLand stores, primarily in strip malls, and Web site, http://www.funcoland-com, Funco markets interactive home entertainment, primarily through the sale of new and previously played video games, related hardware and accessories. Combined with the complementary business of Babbage's Etc., acquired last year, Barnes & Noble, Inc. becomes the world's largest video game and PC entertainment specialty retailer.

Barnes & Noble will offer to purchase for $24.75 per share in cash all outstanding Funco shares, or approximately $161.5 million, pursuant to a tender offer expected to commence within two weeks. The acquisition is expected to be completed in June and to be accretive to Barnes & Noble's earnings per share in the current fiscal year. Funco has terminated its merger agreement with Electronics Boutique Holdings Corp. in accordance with the terms of that merger agreement.

The electronic games industry is one of the fastest-growing retail segments with revenues that are expected to soon surpass total U.S. movie sales with video-game and related revenue forecast to approach $10 billion next year.

"With this acquisition, we bring together the most knowledgeable specialists in this industry and dramatically accelerate our multi-channel capability," said Leonard Riggio, chairman and chief executive officer of Barnes & Noble, Inc. "As the leader in providing video-game entertainment in retail outlets and on the Internet, we are in a strong position to serve the rapidly growing and diversifying video-game market, wherever and however video games are sold."

                                  - more -

"We are obviously pleased for our shareholders," said David R. Pomije, Funco's chairman and chief executive officer." We believe that this transaction will provide opportunities for our employees, allow our business to benefit from the synergies with Babbage's Etc. and offer the additional economic and other advantages of being associated with a major retailer like Barnes & Noble."

Funco reported sales of $206.7 million for fiscal 1999 (ended March 28, 1999), which included approximately $1.6 million in net sales from its Web site. For the nine-month period ended January 2, 2000, Funco reported a 31 percent sales increase as it generated revenues of $197.9 million, which included approximately $3.1 million in Web site sales.

Babbage's Etc.'s chief executive officer, Dick Fontaine, and Dan DeMatteo, chief operating officer, will lead the combined companies. Babbage's Etc. is one of the nation's largest operators of video game and entertainment software stores, with 540 stores, primarily in malls, under the Babbage's(R), Software Etc.(TM), and GameStop(R) names, and a Web site, http://www.gamestop.com.

"Babbage's and Funco each serve different market segments, but have in common outstanding and experienced personnel who are passionately committed to the video-game business," said Mr. Fontaine. "Over the next 18 months, the business is poised to achieve record sales with the introduction of Sony's Playstation II in the fall, followed next year by Nintendo's Color Game Boy Advanced and set-top Dolphin next-generation machines. In addition, Microsoft has announced its entry into the business with the fall 2001 launch of the X-Box. This acquisition positions us to take maximum advantage of these enormous sales opportunities."

Barnes & Noble's acquisition of Funco is subject to the satisfaction of certain conditions which include, without limitation, the following: (i) Funco shareholders shall have validly tendered and not withdrawn a number of Funco shares which, together with all Funco shares owned by Barnes & Noble and its subsidiaries, represents at least 51% of the total voting power of Funco, and (ii) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

About Barnes & Noble, Inc.
Barnes & Noble, Inc. (NYSE: BKS) operates 542 Barnes & Noble and 400 B. Dalton bookstores, and Babbage's Etc., one of the nation's largest operators of video game and entertainment software stores. Barnes & Noble stores stock an authoritative selection of book titles and provide access to more than one million titles. They offer books from more than 50,000 publisher imprints with an emphasis on small, independent publishers and university presses.

                                  - more -

Barnes & Noble is one of the world's largest booksellers on the World Wide Web (http://www.bn.com), and the exclusive bookseller on America Online (Keyword: bn). Barnes & Noble.com has the largest standing inventory of any online bookseller. Barnes & Noble also publishes books under its own imprint for exclusive sale through its retail stores, mail-order catalogs, and Web site.

General financial information on Barnes & Noble, Inc. can be obtained via the Internet by visiting the company's investor relations Web site:
http://www.shareholder.com/bks/.

About Funco, Inc.
Funco, Inc., headquartered in Minneapolis, Minnesota, currently owns and operates 404 FuncoLand video game retail stores that are predominantly located in strip malls throughout the United States, and also operates an e-commerce division, located at http://www.funcoland.com.

Safe Harbor
This press release contains "forward-looking statements." Barnes & Noble, Inc. (NYSE: BKS) and Funco, Inc. (NASDAQ: FNCO) are including this statement for the express purpose of availing themselves of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to, the dependence on the continued introduction of new and enhanced video games and PC hardware and software; the cyclical nature of the video game market; the rapid technological changes which occur in the video game and PC industry; the ability to open and operate new stores on a profitable basis; the intensely competitive nature of the electronic game industry and its rapid changes in consumer preferences and frequent new product introductions; the seasonal nature of the retail industry; the successful integration of acquired businesses; the dependence on suppliers for products; and consumer spending patterns and prevailing economic conditions. Please refer to each company's Annual Report on Form 10-K on file with the SEC for a more detailed discussion of these and other risks that could cause results to differ materially.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FUNCO, INC. AT THE TIME THE OFFER IS COMMENCED, BARNES & NOBLE, INC. AND A SUBSIDIARY OF SUCH COMPANY WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND FUNCO, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.

                                  - more -

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF FUNCO, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

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